September 14, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: John Reynolds

Re:          Body Central Acquisition Corp.

Amendment No. 2 to

Registration Statement on Form S-1 filed July 7, 2010

File No. 333-168014

Ladies and Gentlemen:

Body Central Acquisition Corp. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to its Registration Statement on Form S-1, File No. 333-168014 (the “Registration Statement”), originally filed with the Commission on July 7, 2010.  On behalf of the Company, and based upon information provided by the Company and its advisors, we respond to the comments raised by the staff (the “Staff”) of the Commission in its letter dated August 2, 2010, from John Reynolds to Allen Weinstein, President and Chief Executive Officer of the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

General

1.                                      Please advise us when you anticipate executing the corporate changes and filing a pre-effective amendment for the name change as indicated by the asterisk on the cover page.

Response:

The Company respectfully advises the Staff that it would like to file its Amended and Restated Certificate of Incorporation (the “Charter”) effecting its name change and the stock split, among other corporate changes, immediately after the Registration Statement is declared effective.  Given the recent volatility in the global financial markets, the Company believes it is most prudent to delay the filing of the Charter until such time as it has more visibility into the success of the offering.  If the Company files prior to effectiveness and this offering were unsuccessful for any reason, the Company would be presented with a Charter that does not reflect the needs and structure of the Company.  The Company would like to file its Charter immediately after the Registration Statement is declared effective.  The Company’s proposed timeline is as follows:

1) At approximately 12:00 p.m. on the given day – the Registration Statement would be declared effective by the Staff.

2) At approximately 2:00 p.m. – the Company would file the Charter with the Secretary of State of the State of Delaware.

3) At approximately 4:30 p.m. – following the filing of the Charter, the Company would price its initial public offering of its common stock and would then enter into the underwriting agreement relating to the offering.

The next morning, trading in the Company’s stock would begin on The Nasdaq Global Market.  In accordance with this timeline, the Company’s Charter would be in effect prior to the pricing of any securities for sale to investors.

The Company requests that it be permitted to file its Charter immediately following effectiveness of the Registration Statement (but prior to the sale of any of the Company’s securities), consistent with the schedule above.

The Company plans to include information giving pro forma effect to the stock split in the Registration Statement, and therefore investors will have been alerted to the changes that will impact the Company’s financial statements after giving effect to the Charter.

Accordingly, based upon the Staff’s comment and the above schedule, the Company has revised the cover page of the Registration Statement.

Use of Proceeds, page 31

2.                                      We note your response to comments 10 and 11 of our letter dated August 2, 2010.  Please also revise to indicate the approximate dollar amounts allocated to growing your store base, converting Body Shop stores to Body Central banners, refurbishing older stores and making technology improvements.

Response:

The Company respectfully advises the Staff that the Company has not determined the approximate dollar amounts to be allocated to fund the growth of its store base, converting Body Shop stores to Body Central banners, refurbishing older stores and making technology improvements.  While the Company has been able to identify the specific areas for the expected use of proceeds, these amounts have not been finalized.  Accordingly, based upon the Staff’s comment, the Company has revised page 31 of the Registration Statement to indicate that such amounts have not been allocated.

Summary of Consolidated and Financial Operating Data, page 7

3.                                      Please add the selected operating data for your direct business to this table as was done to the table on page 37, Selected Consolidated Financial and Operating Data.

Response:

Based upon the Staff’s comment, the Company has revised the table on pages 8 and 9 of the Registration Statement to include the selected operating data for the Company’s direct business.

4.                                      Please tell us and add disclosure describing how you have calculated your pro forma shares outstanding.  Clarify if such shares include only those shares whose proceeds are being reflected in the pro forma adjustments to your income statements, such as the proceeds used for debt repayment.  In that regard, we do not believe common shares whose proceeds will be used for working capital purposes should be used in computing EPS.

Response:

Based upon the Staff’s comment, the Company has revised pages 9 and 40 of the Registration Statement to clarify how pro forma weighted average common shares are calculated.

Management’s Discussion and Analysis of Financial Condition, page 41

5.                                      We note your response to comments 23 and 32 of our previous letter, particularly your additional disclosure on pages 42 and 66.  Please revise the discussion of your growth strategies and the metrics you use to assess the performance of your business to address your liquidity position and “planned capital expenditures.” It is unclear to what extent your available financing and planned capital expenditures may limit your growth strategies and anticipated increases in margins and “top line performance.”

Response:

Based upon the Staff’s comment, the Company has revised pages 42, 43 and 52 of the Registration Statement to clarify these statements.

Business, page 63

Our Company, page 63

6.                                      We note your response to comment 29 in our previous letter.  It remains unclear to us how a focus on in-store marketing, store layout and fixtures and merchandise displays would result in low store build-out costs since these appear to be most of the principal components of build-out costs.  Please revise or advise.

Response:

Based upon the Staff’s comment, the Company has revised page 63 of the Registration Statement to clarify this statement.

Our Strengths, page 65

7.                                      We note your statement in the third bullet point under Our Strengths that, “We believe our direct business sales differentiate us from most competitors.”  To the extent such statement refers to your catalog distribution rather than your online direct sales, please clarify as appropriate.

Response:

Based upon the Staff’s comment, the Company has revised page 65 of the Registration Statement to clarify this statement.

Intellectual Property, page 72

8.                                      Please revise the second paragraph of this section, and elsewhere as appropriate, to clarify which uses under your Body Shop license are exclusive.

Response:

Based upon the Staff’s comment, the Company has revised page 73 of the Registration Statement and made conforming changes to page iii to clarify which uses under the Company’s Body Shop license are exclusive.

Compensation Policies and Practices and Risk Management, page 83

9.                                      We note your additional disclosure on page 83 in response to comment 43 of our previous letter.  Please advise us of your conclusion, if made, that your compensation policies and practices for your employees are not reasonably likely to have a material adverse effect on the registrant.

Response:

The Company respectfully advises the Staff that while the Company believes its compensation philosophy and programs encourage employees to strive to achieve both short- and long-term goals that are important to its success and building stockholder value, without promoting unnecessary or excessive risk taking, the Company has not reached a conclusion that its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. Based on the Staff’s comment, the Company has revised page 83 of the Registration Statement to clarify this section.

Executive Compensation, page 85

Employment Agreements, page 94

10.                               We note your added disclosure with regard to Mr. Hill’s services implementing your new catalog system.  You do not appear to discuss this new catalog system elsewhere in your filing.  Please revise as appropriate or advise.

Response:

Based upon the Staff’s comment, the Company has revised page 94 of the Registration Statement to clarify that the new direct business system, as more fully described on pages 13, 42 and 72, was the new system Mr. Hill implemented for the Company.

Certain Relationships and Related Party Transactions, page 101

Lease Agreement, page 103

11.                               We note that you do not include the amounts due upon exercising your options to extend the term of the lease when calculating the aggregate amount of all periodic payments due under this lease.  Please advise why you do not include them.  See Instruction 3(a) to Item 404(a) of Regulation S-K.

Response:

Based upon the Staff’s comment, the Company has revised page 103 of the Registration Statement to include the optional extension periods in the estimated commitment related to the lease.

Description of Certain Indebtedness, page 112

12.                               We note the financial covenants you have briefly described in the second paragraph under Covenants and Events of Default.  Please describe these financial covenants in quantitative terms to the extent that such obligations apply while you are a party to the revolving credit facility.

Response:

Based upon the Staff’s comment, the Company has revised page 113 of the Registration Statement to quantify the financial covenants of the Company’s senior credit facility.

Footnote 5, Financial Instruments, page F-16

13.                               We note your response to comment 60 from our letter dated August 2, 2010, and disclosure on page F-18 that the fair values of money market securities do not reflect any outstanding items.  Please explain to us the nature of the outstanding items and your basis for presenting the fair values of money market securities before the outstanding items.  In your response, clarify why the fair values of your money market securities exceeded the amount of cash reported on your balance sheet as of January 3, 2009.

Response:

The Company respectively advises the Staff that its money market securities balance is presented as stated in the Company’s financial records, which is equal to the balance in the Company’s financial institution.  The nature of the outstanding items is outstanding checks on the Company’s operating accounts, which have the right to offset against the Company’s money market securities.  As short-term, highly liquid investments readily convertible to known amounts of cash, the Company’s money market securities have carrying values that approximate fair value. Therefore, the Company categorized the money market securities balances before outstanding checks on the operating accounts within Level 1 of the fair value hierarchy.  The Company believes this presentation appropriately reflects the requirements of FASB issued guidance, Fair Value Measurements.  Based upon the Staff’s comment, the Company has revised pages F-17 and F-34 of the Registration Statement to clarify the nature of the money market securities and outstanding items.

Consolidated Balance Sheets, page F-28

14.                               If redemption of a material amount of equity securities will occur in conjunction with an offering, we believe that a pro forma balance sheet (excluding effects of offering proceeds) should be presented alongside the historical balance sheet giving effect to the change in capitalization.  Please tell us how you considered your redemption of Series C preferred stock in presenting a pro forma balance sheet.

Response:

Based upon the Staff’s comment, the Company has revised page F-28 of the Registration Statement to include the pro forma balance sheet as of June 3, 2010 excluding effects of offering proceeds.  Since Series C Preferred Stock will be redeemed with proceeds from the offering, the pro forma balance sheet does not give effect to their redemption.

Exhibits

15.                               We note your objections to providing certain attachments to exhibits 10.12, 10.17 and 10.21.  Please file those exhibits in their entirety with your next amendment.

Response:

The Company has amended Exhibits 10.12, 10.17 and 10.21 to include schedules and exhibits that were previously omitted in response to the Staff’s comment.  The Company has redacted certain bank account information in Exhibit 10.21 and certain financial information in Exhibit 10.17 pursuant to a Confidential Treatment Request that has been filed separately with the Commission.

If you have any questions, please feel free to contact the undersigned by telephone at (617) 951-8574 or Hans Brigham at (617) 951-8351.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William S. Perkins

William S. Perkins, Esq.

Cc:          Shehzad Niazi (via facsimile)

David Link (via facsimile)

Brian McAllister (via facsimile)

David Walz (via facsimile)

Johan Brigham, Esq., Bingham McCutchen LLP

Allen Weinstein, Body Central Acquisition Corp.

Richard Walters, Body Central Acquisition Corp.

Julie Davis, Body Central Acquisition Corp.

William F. Schwitter, Esq., Paul, Hastings, Janofsky & Walker LLP

Karen Contoudis Buzard, Paul, Hastings, Janofsky & Walker LLP